FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated July 16, 2020

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1. Registrant’s report for the second quarter of 2020.

2. Table of unaudited consolidated capitalization of the Registrant (attached as Exhibit 99.2 hereto).

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AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report April-June 2020

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 16, 2020

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

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AB Svensk Exportkredit Swedish Export Credit Corporation

Summary

January-June 2020

(Compared to the period January-June 2019)

•	Net interest income Skr 874 million (1H19: Skr 850 million)
•	Operating profit Skr 290 million (1H19: Skr 680 million)
•	Net profit Skr 224 million (1H19: Skr 536 million)
•	New lending Skr 89.8 billion (1H19: Skr 45.4 billion)
•	Basic and diluted earnings per share Skr 56 (1H19: Skr 134)
•	After-tax return on equity 2.3 percent (1H19: 5.8 percent)

Second quarter of 2020

(Compared to the second quarter of 2019)

•	Net interest income Skr 469 million (2Q19: Skr 455 million)
•	Operating profit Skr 133 million (2Q19: Skr 328 million)
•	Net profit Skr 101 million (2Q19: Skr 262 million)
•	New lending Skr 56.5 billion (2Q19: Skr 32.1 billion)
•	Basic and diluted earnings per share Skr 25 (2Q19: Skr 66)
•	After-tax return on equity 2.1 percent (2Q19: 5.7 percent)

Equity and balances

(Compared to December 31, 2019)

•	Total capital ratio 20.4 percent (year-end 2019: 20.6 percent)
•	Total assets Skr 353.5 billion (year-end 2019: Skr 317.3 billion)
•	Loans, outstanding and undisbursed Skr 308.1 billion (year-end 2019: Skr 269.7 billion)

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Statement by the CEO

Historic high for new lending

The spread of COVID-19 has had various impacts on SEK’s operations. The most notable of these is the considerable rise in demand for financing, which has resulted in a substantial increase in lending. New lending for the second quarter amounted to Skr 56.5 billion, which is the second highest volume ever, in a single quarter.

Working capital financing with long tenors has been the most in demand. Many Swedish exporters are preparing for a prolonged economic downturn and therefore want to strengthen their liquidity.

Since the beginning of March 2020, as a result of the pandemic, the vast majority of SEK’s employees have been working remotely, which has worked smoothly across departments, both from a technical and a practical standpoint. Customer meetings have also been conducted remotely with great success. However, onboarding new customers has been more challenging without in-person meetings. The number of new clients are fewer than estimated for the first half of the year.

SEK’s credit facility with the Swedish National Debt Office has been expanded from Skr 125 billion to Skr 200 billion and, in the first quarter of the year, the company borrowed Skr 10 billion as a proactive measure to meet increased need for financing from export companies. SEK did not need to use the credit facility in the second quarter of the year, since borrowing in the international capital markets functioned smoothly. SEK has, inter alia, issued two green fixed-rate bonds in Swedish krona with respective tenors of three and five years.

The restart of the economy will require substantial investment, not least in the transition to increased reliance on green and renewable energy sources. SEK wants to play a positive role in these efforts and help reduce greenhouse gas emissions. Financing climate-smart technology and sustainable solutions will form a key element of our business moving forward.

Lending to clients significantly increased net interest income for the second quarter, which amounted to Skr 469 million, up slightly more than 3 percent compared to the second quarter of 2019 and up 16 percent compared with the first quarter of this year. The higher net interest income stems both from larger business volumes and higher net interest margins. Longer transaction tenors also provide a solid basis for long-term stable earnings.

Despite increased earnings from clients, significant provisions for expected credit losses and revaluations of financial instruments has led to a lower operating profit in the second quarter, which totaled Skr 133 million (2Q19: Skr 328 million), and net profit of Skr 101 million (2Q19: Skr 262 million). SEK hedges the economic price risk of its financial instruments held to maturity. However, fluctuations in market values have given rise to temporary negative earnings impacts.

Catrin Fransson Chief Executive Officer

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Operations

Record working capital financing for Swedish exporters

New lending for the second quarter amounted to Skr 56.5 billion (2Q19: Skr 32.1 billion), which is the second highest volume for a single quarter in SEK’s history, and a record amount of lending to Swedish exporters. Lending is higher now than during the quarter with the highest volume of lending during the 2007/2008 financial crisis.

Transactions were dominated by working capital financing for Swedish exporters. Many of these financings were conducted in partnership with the Swedish Export Credit Agency, which issued working capital credit guarantees. During the COVID-19 pandemic, SEK has been able to offer shorter credit terms as well as financing for tenors of three years or longer when clients have found it difficult to access liquidity in other markets.

Concurrently, demand for export credits has also been high and SEK has, inter alia, financed the sale of Scania buses to the Ivory Coast and the sale of telecom equipment from Ericsson to Verizon Communications Inc.

Operations have been affected by COVID-19, primarily in the form of a substantial increase in demand for credits. A further consequence is that more clients than usual have requested forbearance agreements or modifications to their loan agreements due to the negative impact of the pandemic on their operations. However, there have been fewer of these requests than expected and SEK has not needed to impair any specific credits.

Another consequence of the pandemic was a lower than expected increase in new clients. This was due in part to the spread of COVID-19, which made it problematic to meet counterparties. Since March of this year, all customer meetings have been conducted digitally.

New lending

Skr bn	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
Lending to Swedish exporters[1]	52.4	13.7	24.9
Lending to exporters’ customers[2]	37.4	31.7	49.6
Total	89.8	45.4	74.5
CIRR loan as percentage of new lending	12%	34%	21%

1	Of which Skr 0.9 billion (1H19: 0.1 billion; year-end 2019: Skr 1.8 billion) had not been disbursed at period end.
2	Of which Skr 15.4 billion (1H19: 16.0 billion; year-end 2019: Skr 16.3 billion) had not been disbursed at period end.

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Stabilized borrowing markets

Following the severe disruption in the financial markets as a consequence of the COVID-19 pandemic, conditions have stabilized considerably. SEK’s high credit rating and good reputation has generated substantial interest among global investors and the company has successfully financed the considerable increase in lending to clients.

SEK issued a USD 1.25 billion five-year fixed-rate benchmark bond in May 2020. As a result of high investor interest, the bond was issued on favorable terms. The company also issued two green bonds denominated in Swedish krona in June 2020, also on favorable terms. The market for short-term borrowing opened during the quarter and considerable interest in SEK’s commercial paper enabled the company to issue at unchanged or improved terms compared to pre-COVID-19 terms.

SEK’s borrowing

Skr bn	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
New long-term borrowings	66.4	35.0	81.1
Outstanding senior debt	304.5	270.1	273.0
Repurchase and redemption of own debt	2.6	4.8	21.3

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Comments on the consolidated financial accounts

January-June 2020

Operating profit amounted to Skr 290 million (1H19: Skr 680 million). Net profit amounted to Skr 224 million (1H19: Skr 536 million). The decrease compared to the same period in the previous year was due to lower net results of financial transactions, which was affected negatively by unrealized changes in market values, in addition to an increase in the provision for expected credit losses.

Net interest income

Net interest income amounted to Skr 874 million (1H19: Skr 850 million), an increase of 3 percent compared to the same period in the previous year. Net interest income increased by Skr 42 million due to a lower resolution fee that amounted to a total of Skr 43 million (1H19: Skr 85 million), which SEK is required to pay to a fund to support the recovery of credit institutions. In 2020, the resolution fee amounts to 0.05 percent of the calculation basis (2019: 0.09 percent), which essentially corresponds to SEK’s debt financed assets less the officially supported export credit (“CIRR”) loans. The effect of the lower resolution fee was offset by decreased risk in the liquidity portfolio.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Jun 2020	Jan-Jun 2019	Change
Total loans	232.8	214.6	8%
Liquidity investments	59.9	59.3	1%
Interest-bearing assets	311.4	290.6	7%
Interest-bearing liabilities	288.8	264.0	9%

Net results of financial transactions

Net results of financial transactions amounted to Skr -91 million (1H19: Skr 155 million). The results for the first half of the year were primarily affected by the move toward lower short-term interest rates. During the period, volatility was very high in the financial markets. This was reflected by wide swings in the market factors to which SEK’s unrealized earnings are exposed, such as interest rates, basis and credit spreads. The impact on total earnings in the period was limited, even if individual market factors contributed to increased volatility in unrealized earnings during the period.

Operating expenses

Skr mn	Jan-Jun 2020	Jan-Jun 2019	Change
Personnel expenses	-177	-171	4%
Other administrative expenses	-98	-106	-8%
Depreciation and impairment of non-financial assets	-26	-28	-7%
Total operating expenses	-301	-305	-1%

Operating expenses decreased 1 percent compared to the same period in the previous year, which was mainly due to a decrease in other administrative expenses, partially offset by an increase in personnel expenses.

No provision was made for the individual variable remuneration program (1H19: Skr 5 million).

Net credit losses

Net credit losses amounted to Skr -175 million (1H19: Skr -4 million) and consist of increased provisions for expected credit losses. Credit losses were attributable to market conditions in the wake of the COVID-19 pandemic and SEK has noted an increase in stage 1 and 2 expected credit losses. SEK’s IFRS 9 model is based on GDP projections estimating the impact on the probability of default. SEK’s management believes that the current, very negative GDP projections may overstate the probability of default, as they do not fully take into account the support measures implemented by the government to help companies in crisis. SEK has accordingly made an overall adjustment.

Loss allowances as of June 30, 2020 amounted to Skr -281 million compared to Skr -128 million as of December 31, 2019, of which exposures in stage 3 amounted to Skr -46 million (year-end 2019: Skr -64 million). SEK had no new stage 3 credits during the period. The decrease in stage 3 is the result of an expected loss, which had previously been fully reserved.

Taxes

Tax costs amounted to Skr -66 million (1H19: Skr -144 million), and the effective tax rate amounted to 21.4 percent (1H19: 21.2 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 48 million (1H19: Skr 19 million), due to a positive result related to changes in own credit risk.

April-June 2020

Operating profit amounted to Skr 133 million (2Q19: Skr 328 million). Net profit amounted to Skr 101 million (2Q19: Skr 262 million). The decrease compared to the same period in the previous year was mainly due to an increase in the provision for expected credit losses, in addition to lower net results of financial transactions, which was affected negatively by unrealized changes in market values.

Net interest income

Net interest income amounted to Skr 469 million (2Q19: Skr 455 million), an increase of 3 percent compared to the same period in the previous year. Net interest income increased by Skr 27 million due to a lower resolution fee that amounted to a total of Skr 17 -million (2Q19: Skr 44 million) for the period. This was offset by decreased risk in the liquidity portfolio.

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The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Apr-Jun 2020	Apr-Jun 2019	Change
Total loans	245.0	218.6	12%
Liquidity investments	56.9	59.5	-4%
Interest-bearing assets	321.6	294.0	9%
Interest-bearing liabilities	308.7	269.5	15%

Net results of financial transactions

Net results of financial transactions amounted to Skr -24 million (2Q19: Skr 50 million). As discussed above, volatility during the second quarter of 2020 was significant. In particular, the effect from interest basis spreads, credit spreads and LIBOR overnight index swaps (“LIBOR OIS”) spreads has been significant. SEK has experienced negative effects from interest basis spreads during the second quarter, partially offset by positive effects from changes in credit spreads and the LIBOR OIS spread.

Operating expenses

Skr mn	Apr-Jun 2020	Apr-Jun 2019	Change
Personnel expenses	-92	-87	6%
Other administrative expenses	-46	-58	-21%
Depreciation and impairment of non-financial assets	-13	-14	-7%
Total operating expenses	-151	-159	-5%

Operating expenses decreased 5 percent compared to the same period in the previous year, which was mainly due to a decrease in other administrative expenses, partially offset by an increase in personnel expenses.

No provision was made for the individual variable remuneration program (2Q19: Skr 3 million).

Net credit losses

Net credit losses amounted to Skr -151 million (2Q19: Skr -13 -million) and consist of increased provisions for expected credit losses. Credit losses were primarily attributable to market conditions in the wake of the COVID-19 pandemic and SEK has noted an increase in stage 1 and 2 expected credit losses. SEK’s IFRS 9 model is based on GDP projections estimating the impact on the probability of default. SEK’s management believes the current, very negative GDP projections may overstate the probability of default, as they do not fully take into account the support measures implemented by the government to help companies in crisis. SEK has accordingly made an overall adjustment. In the second quarter, SEK noted one established loss, which had previously been fully reserved.

Taxes

Tax costs amounted to Skr -32 million (2Q19: Skr -66 million), and the effective tax rate amounted to 21.4 percent (2Q19: 20.4 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr -54 million (2Q19: Skr 26 million), mainly due to a positive result related to changes in own credit risk, which was offset by a negative result related to the revaluation of defined benefit plans.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased compared to the end of 2019, mainly driven by increased lending volume and increased lending capacity due to the COVID-19 pandemic. During the period, SEK had a substantial increase in demand for financing, mainly from existing clients, which has also led to an increase in committed loans.

Skr bn	June 30, 2020	December 31, 2019	Change
Total assets	353.5	317.3	11%
Liquidity investments	56.1	63.6	-12%
Total loans	248.0	217.6	14%
of which loans in the CIRR-system	79.4	76.1	4%

Total net exposures, exposures after risk mitigation, amounted to Skr 381.4 billion on June 30, 2020 (year-end 2019: Skr 347.5 billion). Credit exposures to central governments and corporates have increased during the period as a result of the increased lending to Swedish exporters, which in part has been guaranteed by government agencies. Exposures to financial institutions has decreased due to active measures in the company’s liquidity management.

Liabilities and equity

As of June 30, 2020, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

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SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 200 billion. To ensure coverage of the increased demand from clients within the CIRR framework, SEK utilized Skr 10 billion from the facility during the first quarter of 2020. The credit facility can now be utilized for both loans covered by the CIRR-system and, up to Skr 15 billion, for commercial export financing. The credit facility is intended as a reserve when funding markets are not available to SEK.

Capital adequacy

As of June 30, 2020, SEK’s total own funds amounted to Skr 19.0 billion (year-end 2019: Skr 18.3 billion). The total capital ratio was 20.4 percent (year-end 2019: 20.6 percent), representing a margin of 5.4 percentage points above SEK’s estimation of Finansinspektionen’s (the Swedish FSA) requirement of 15.0 percent as of June 30, 2020. The corresponding Common Equity Tier 1 capital estimated requirement was 10.1 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this represents a margin of 10.3 percentage points above the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

Percent	June 30, 2020	December 31, 2019
Common Equity Tier 1 capital ratio	20.4	20.6
Tier 1 capital ratio	20.4	20.6
Total capital ratio	20.4	20.6
Leverage ratio	5.4	5.7
Liquidity coverage ratio (LCR)[1]	722	620
Net stable funding ratio (NSFR)[1]	129	120

1	In the first quarter of 2020, SEK changed its methodology for calculating LCR and NSFR as an adaptation to future regulatory requirements. The changes to the LCR calculation only have a marginal effect on the outcome, while the new NSFR calculation has a slight positive effect.

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

Due to the substantial disruption of the financial system and the negative effects for Sweden’s export industry that the COVID-19 pandemic has had, SEK and its owner have implemented measures, with the aim of strengthening SEK’s lending capacity and thus provide the company with better prerequisites to support Swedish exporters. One measure consists of a resolution passed at the annual general meeting on March 26, 2020, whereby it was resolved that no dividend would be paid for 2019. The Swedish parliament also authorized the Swedish government to increase SEK’s credit facility with the Swedish National Debt Office from Skr 125 billion to Skr 200 billion. SEK can now use the credit facility both within the current CIRR-system and, up to Skr 15 billion, for commercial export financing.

The macro environment

According to Statistics Sweden, the annualized rate of Swedish GDP growth was 0.5 percent in the first quarter of 2020 and the unemployment rate was 8.5 percent as of May 2020. The consumer price index remained unchanged on an annualized basis in May and the repo rate remained unchanged at zero percent. In the first quarter of 2020, Swedish exports decreased 3.4 percent compared with the previous quarter.

Growth in global trade slowed in 2019 and at the start of 2020. This development accelerated as a result of the COVID-19 pandemic, as evidenced by the sharp downturn we are now experiencing in global growth, trade and essentially all other indicators. Projections for these indicators have been sharply revised downward by leading forecasters, and the data received thus far during the second quarter of 2020 has been unreliable due to the high level of uncertainty. For example, the World Bank projects global growth to decline 5.2 percent in 2020. The effects of COVID-19 have overshadowed the impacts of the departure of the United Kingdom (“UK”) from the European Union (“EU”) in January 2020, trade conflicts and geopolitical risks, with the closure of the majority of societal functions worldwide, even if some relief has started to emerge. However, the strong state of Sweden’s public finances, with low public debt, has been advantageous in terms of the possibility to use fiscal stimuli.

In light of the UK’s departure from the EU, SEK has ensured that all of its agreements and limits with the banks the company does business with continue to apply.

The COVID-19 pandemic has had a major negative impact on Swedish exports and a recovery is expected to take time, which could in turn have negative implications for SEK’s business volumes. In an environment where exporters have limited access to financing in the banking and capital markets, SEK can play a crucial role for the export industry.

Further, SEK has assets and liabilities which are accounted for at fair value. Increased volatility in prices on the financial markets might increase the volatility in SEK’s unrealized results.

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Risk factors

Various risks arise as part of SEK’s operations, which primarily consist of credit risks, but also include market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report — Pillar 3 2019 and Note 30 to the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F.

The following risk factors supplement the “Risk Factors” section in SEK’s 2019 Annual Report on Form 20-F.

COVID-19 could have an adverse effect on SEK’s business.

While the direct and indirect impact of the global COVID-19 outbreak remains uncertain, a number of central banks and governments have announced financial stimulus packages in anticipation of a very significant negative impact on gross domestic product during 2020. Concerns remain as to whether these policy tools will counter anticipated macro-economic risks. A prolongation of the outbreak could significantly adversely affect global economic growth, and impact business operations across the global economy generally, both as a result of weakened economic activity and in terms of the health and wellbeing of employees being affected. Such weakening of the economy and or operations could have a material adverse impact on the financial performance or operations of counterparties to SEK, and correspondingly impact SEK, or the cost of funding for SEK, which could have an adverse impact on SEK’s business, financial condition, results of operations and liquidity.

Disruptions in the financial markets or economic recessions, including as a result of geopolitical instability and as a result of the recent global outbreak of COVID-19, may have an adverse effect on SEK’s financial performance.

SEK’s business and earnings are affected by general business, economic and market conditions, especially within Sweden and Europe. Uncertainties remain concerning the outlook and the future economic environment related to recent events in those regions, such as the impacts of the global outbreak of COVID-19, a continuing weak economic outlook in certain European countries and the uncertainty surrounding the economic effect of the withdrawal of the UK from the EU on January 31, 2020. Although SEK does not have operations in the UK, a large portion of SEK’s borrowings are arranged through banks in the UK. If SEK fails to maintain these agreements on favorable terms following Brexit or the agreements completed with such UK banks’ EU-based affiliates cannot be utilized effectively, SEK’s business and financial performance will suffer. Uncertainties remain as to what, if any, impact a new regulatory regime in the UK and in the EU will have on these agreements.

Additionally, even in the absence of slow economic growth or recessions, other economic circumstances – including, but not limited to, volatility in energy prices, contractions in infrastructure spending, fluctuations in market interest or exchange rates, and concerns over the financial health of sovereign governments and their instrumentalities – may have negative consequences for the companies and industries that the Group provides financing to (as well as the financial condition of SEK’s financial counterparties) and could, in addition to the other factors cited above, have material adverse effects on the Group’s business prospects, financial condition or ability to fulfill its debt obligations.

Disruptions in the financial markets or economic recessions (including as a result of the recent global outbreak of COVID-19) may negatively affect the credit quality of borrowers and cause risk to other counterparties, which may cause SEK to incur credit losses or affect the value of its assets.

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s businesses. Consequently, SEK may incur credit losses or delinquency in debt repayments even in normal economic circumstances. Financial market disruptions or economic recessions (including as a result of the recent global outbreak of COVID-19) may further affect SEK’s customers and counterparties, negatively affecting their ability to fulfill their obligations. Market and economic disruptions may affect, among other things, business and consumer spending, bankruptcy rates and asset prices, creating a greater likelihood of impact on an increased number of SEK’s customers’ or counterparties’ credit demand or that they may become delinquent in their loans or other obligations to SEK. For example, following the 2007/2008 financial crisis, SEK was forced to write down the value of some of its assets as a result of disruptions in the financial markets. Such disruptions may affect the recoverability and value of SEK’s assets and may necessitate an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

In addition, SEK has made an adjustment to estimated credit losses in determining its provision for credit losses to take into account the support measures implemented by the government in response to the COVID-19 pandemic to help companies in crisis. These measures may not be effective or companies may be affected more greatly than indicated in the models SEK uses, which would result in higher credit losses than SEK has reserved for, which could have a material adverse effect on SEKs results, financial condition or ability to fulfil its debt obligations.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may negatively impact SEK’s profitability and its ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. As a result of the recent global outbreak of COVID-19, global markets are extremely turbulent and volatile. For example, as a result of the financial crisis in 2008, SEK experienced higher costs of funding through the international capital markets, as did other issuers during this time. In 2008, SEK was able to offset the increased cost of funding by increasing the margins on its lending, but currently and in the future, that might not be possible, which could result in more expensive access to the capital markets, which could have a material adverse effect on SEK’s results of operations.

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A key factor affecting the cost and availability of financing is SEK’s credit rating. Although the Group currently has favorable credit ratings from various credit rating agencies, those credit ratings depend on many factors, some of which are outside of SEK’s control. Significant factors in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short- and long-term financial prospects, risk exposures, capital ratios, and prudential measures, as well as government support and SEK’s public policy role. Notwithstanding regular confirmation from SEK’s owner (the Swedish State) of its continued support for SEK’s current public policy role, there is a risk that this view could change in the future. Deterioration in any one of these factors or in any combination of these factors may lead rating agencies to downgrade SEK’s credit ratings. If the Group were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest margins in the capital markets in order to obtain financing, which would likely substantially lower the Group’s profit margins and earnings, harm its overall liquidity and negatively affect its business and its ability to fulfill its obligations.

SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Market volatility, illiquid market conditions and disruptions in the credit markets, including the current conditions as a result of the global outbreak of COVID-19, make it difficult to value certain of SEK’s assets and liabilities during certain periods. For example, SEK is exposed to changes in fair value due to changes in credit spreads on its own debt and due to changes in currency basis spread, which it has not hedged, and such changes in fair value can have a negative impact on SEK’s results as reported under IFRS. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the value of such assets or liabilities in future periods. In addition, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than such assets’ current fair value. Any of these factors could require SEK to negatively change the carrying amount of such assets or liabilities, which may have an adverse effect on the Group’s financial condition in future periods.

Losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective.

SEK uses hedging instruments in an attempt to manage interest rate, currency, credit, basis and other market-related risks.

If any of the variety of instruments and strategies the Group uses to hedge its exposure to these various types of risk is not effective, the Group may incur losses, which may have an adverse effect on the Group’s financial condition and could impair its ability to timely repay or refinance its debts. The majority of SEK’s derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses.

In addition, there can be no assurance that the Group will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions, including the current conditions as a result of the global outbreak of COVID-19, may put a strain on the availability and effectiveness of hedging instruments or strategies. For example, the expected transition away from LIBOR and similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of SEK’s hedge to become ineffective, resulting in potential losses. An inability to hedge its risks could increase SEK’s losses due to those risks, which could have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

SEK is exposed to significant operational risk, which could harm SEK’s business, financial performance or the ability to repay its debt.

SEK’s businesses are dependent on the ability to process complex transactions efficiently and accurately. Operational risk for a financial institution such as SEK can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters, information security failures, data loss, cyber-attacks and breaches from known malware or malware that may be developed in the future or the failure of external systems such as, for example, those of SEK’s suppliers or counterparties. These risks could be exacerbated under the current conditions as a result of the global outbreak of COVID-19. Despite having taken preventative actions to protect the security of its information relative to its perceived risks, SEK may nevertheless experience major security failures, data losses, cyber-attacks or breaches in the future, which could have a material adverse effect on SEK’s business. Failure to address operational risk and increased regulatory requirements relating to operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and thus SEK’s business, financial performance or ability to repay its debt. For example, SEK has in the past incurred additional costs related to the enhancement of IT-system due to increased regulatory burdens. If, for example, SEK failed to properly comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts were not properly drafted, this could result in SEK not being able to effectively seek recourse to such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK.

SEK’s reputation could also be damaged if SEK fails to comply with current legislation and best practices or in any other way fails to meet its commitments and expectations. A significant failure in managing SEK’s operational risk could materially and adversely affect the Company’s business, financial condition, results of operation or ability to repay its debt.

10

Financial targets

Profitability target	A return on equity of at least 6 percent over time.
Dividend policy	Payment of an ordinary dividend of 30 percent of the profit for the year.
Capital target	SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 17.0-19.0 percent and the Common Equity Tier 1 capital ratio should amount to 14.1 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of June 30, 2020.

Key performance indicators

(Unaudited except for Jan-Dec 2019)

Skr mn (if not otherwise indicated)	Apr-Jun 2020	Jan-Mar 2020	Apr-Jun 2019	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
New lending	56,509	33,290	32,132	89,799	45,435	74,515
of which to Swedish exporters	32,478	19,888	8,905	52,366	13,750	24,901
of which to exporters’ customers	24,031	13,402	23,227	37,433	31,685	49,614
CIRR-loans as a percentage of new lending	18%	0%	45%	12%	34%	21%
Loans, outstanding and undisbursed	308,091	290,235	276,386	308,091	276,386	269,744

New long-term borrowings	30,069	36,292	23,210	66,361	35,041	81,053
Outstanding senior debt	304,493	312,839	270,065	304,493	270,065	273,017

After-tax return on equity	2.1%	2.6%	5.7%	2.3%	5.8%	5.5%

Common Equity Tier 1 capital ratio	20.4%	19.9%	19.9%	20.4%	19.9%	20.6%
Tier 1 capital ratio	20.4%	19.9%	19.9%	20.4%	19.9%	20.6%
Total capital ratio	20.4%	19.9%	19.9%	20.4%	19.9%	20.6%
Leverage ratio	5.4%	5.4%	5.6%	5.4%	5.6%	5.7%
Liquidity coverage ratio (LCR)[1]	722%	681%	464%	722%	464%	620%
Net stable funding ratio (NSFR)[1]	129%	131%	114%	129%	114%	120%

1	In the first quarter of 2020, SEK changed its methodology for calculating LCR and NSFR as an adaptation to future regulatory requirements. The changes to the LCR calculation only have a marginal effect on the outcome, while the new NSFR calculation has a slight positive effect.

See definitions on page 31.

11

Condensed Consolidated Statement of Comprehensive Income

(Unaudited except for Jan-Dec 2019)

Skr mn	Note	Apr-Jun 2020	Jan-Mar 2020	Apr-Jun 2019	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
Interest income		1,073	1,250	1,608	2,323	3,187	6,083
Interest expenses		-604	-845	-1,153	-1,449	-2,337	-4,366
Net interest income	2	469	405	455	874	850	1,717

Net fee and commission expense		-10	-7	-5	-17	-16	-33
Net results of financial transactions	3	-24	-67	50	-91	155	226
Total operating income		435	331	500	766	989	1,910

Personnel expenses		-92	-85	-87	-177	-171	-333
Other administrative expenses		-46	-52	-58	-98	-106	-206
Depreciation and impairment of non-financial assets		-13	-13	-14	-26	-28	-57
Total operating expenses		-151	-150	-159	-301	-305	-596

Operating profit before credit losses		284	181	341	465	684	1,314

Net credit losses	4	-151	-24	-13	-175	-4	-10
Operating profit		133	157	328	290	680	1,304

Tax expenses		-32	-34	-66	-66	-144	-277
Net profit[1]		101	123	262	224	536	1,027

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		—	—	—	—	-8	-8
Tax on items to be reclassified to profit or loss		—	—	—	—	2	2
Net items to be reclassified to profit or loss		—	—	—	—	-6	-6

Items not to be reclassified to profit or loss
Own credit risk		-62	111	42	49	54	24
Revaluation of defined benefit plans		8	-9	-16	-1	-27	-4
Tax on items not to be reclassified to profit or loss		12	-23	-8	-11	-6	-4
Net items not to be reclassified to profit or loss		-42	79	18	37	21	16

Total other comprehensive income		-42	79	18	37	15	10

Total comprehensive income[1]		59	202	280	261	551	1,037

Skr
Basic and diluted earnings per share[2]		25	31	66	56	134	257

[1]	The entire profit is attributable to the shareholder of the Parent Company.

[2]	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

12

Consolidated Statement of Financial Position

(Unaudited except for December 31, 2019)

Skr mn	Note	June 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	5	3,911	1,362
Treasuries/government bonds	5	18,953	8,344
Other interest-bearing securities except loans	5	33,268	53,906
Loans in the form of interest-bearing securities	4, 5	55,688	43,627
Loans to credit institutions	4, 5	30,685	27,010
Loans to the public	4, 5	182,126	163,848
Derivatives	5, 6	7,622	6,968
Tangible and intangible assets		135	134
Deferred tax asset		15	16
Other assets		18,355	9,334
Prepaid expenses and accrued revenues		2,714	2,747
Total assets		353,472	317,296

Liabilities and equity
Borrowing from credit institutions	5	3,205	3,678
Borrowing from the public	5	10,000	-
Debt securities issued	5	291,288	269,339
Derivatives	5, 6	24,619	20,056
Other liabilities		2,460	2,466
Accrued expenses and prepaid revenues		2,464	2,582
Provisions		93	93
Total liabilities		334,129	298,214

Share capital		3,990	3,990
Reserves		-106	-143
Retained earnings		15,459	15,235
Total equity		19,343	19,082

Total liabilities and equity		353,472	317,296

13

Condensed Consolidated Statement of Changes in Equity

(Unaudited except for Jan-Dec 2019)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Own credit risk	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2019	18,239	3,990	6	-117	-42	14,402
Net profit Jan-Jun 2019	536					536
Other comprehensive income Jan-Jun 2019	15		-6	43	-22
Total comprehensive income Jan-Jun 2019	551		-6	43	-22	536
Dividend	-194					-194
Closing balance of equity June 30, 2019[1]	18,596	3,990	-	-74	-64	14,744
Opening balance of equity January 1, 2019	18,239	3,990	6	-117	-42	14,402
Net profit Jan-Dec 2019	1,027					1,027
Other comprehensive income Jan-Dec 2019	10		-6	19	-3
Total comprehensive income Jan-Dec 2019	1,037		-6	19	-3	1,027
Dividend	-194					-194
Closing balance of equity December 31, 2019[1]	19,082	3,990	—	-98	-45	15,235
Opening balance of equity January 1, 2020	19,082	3,990	—	-98	-45	15,235
Net profit Jan-Jun 2020	224					224
Other comprehensive income Jan-Jun 2020	37			38	-1
Total comprehensive income Jan-Jun 2020	261			38	-1	224
Dividend	-					-
Closing balance of equity June 30, 2020[1]	19,343	3,990	—	-60	-46	15,459

[1]	The entire equity is attributable to the shareholder of the Parent Company.

14

Condensed Statement of Cash Flows in the Consolidated Group

(Unaudited except for Jan-Dec 2019)

Skr mn	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
Operating activities
Operating profit	290	680	1,304

Adjustments for non-cash items in operating profit	322	98	-279
Income tax paid	-188	-153	-366
Changes in assets and liabilities from operating activities	-12,216	551	-1,433
Cash flow from operating activities	-11,792	1,176	-774

Investing activities
Capital expenditures	-14	-16	-40
Cash flow from investing activities	-14	-16	-40

Financing activities
Change in senior debt	14,327	-4,134	-4,420
Derivatives, net	352	2,168	4,049
Dividend paid	-	-194	-194
Payment of lease liability	-13	-	-39
Cash flow from financing activities	14,666	-2,160	-604

Cash flow for the period	2,860	-1,000	-1,418

Cash and cash equivalents at beginning of the period	1,362	2,416	2,416
Cash flow for the period	2,860	-1,000	-1,418
Exchange-rate differences on cash and cash equivalents	-311	203	364
Cash and cash equivalents at end of the period[1]	3,911	1,619	1,362

[1]	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

15

Notes

Note 1. Accounting policies

Note 2. Net interest income

Note 3. Net results of financial transactions

Note 4. Impairments

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. CIRR-system

Note 8. Pledged assets and contingent liabilities

Note 9. Capital adequacy

Note 10. Exposures

Note 11. Transactions with related parties

Note 12. Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2019 annual financial statements. This condensed interim report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the company’s annual financial statements as of December 31, 2019.

SEK elected early adoption in 2019 of the amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform issued by IASB in September 2019 (IBOR reform), see the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F, Note 1 (c) (ii).

Other changes from IASB have not had any material impact on SEK’s financial reporting for 2020 and there are no other IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

16

Note 2. Net interest income

Skr mn	Apr-Jun 2020	Jan-Mar 2020	Apr-Jun 2019	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
Interest income
Loans to credit institutions	255	385	542	640	1,080	2,005
Loans to the public	562	575	693	1,137	1,383	2,656
Loans in the form of interest-bearing securities	243	213	212	456	402	829
Interest-bearing securities excluding loans in the form of interest-bearing securities	71	120	175	191	358	686
Derivatives	-111	-94	-64	-205	-132	-291
Administrative remuneration CIRR-system	53	50	49	103	95	194
Other assets	0	1	1	1	1	4
Total interest income[1]	1,073	1,250	1,608	2,323	3,187	6,083

Interest expenses
Interest expenses	-587	-819	-1,109	-1,406	-2,252	-4,197
Resolution fee	-17	-26	-44	-43	-85	-169
Total interest expenses	-604	-845	-1,153	-1,449	-2,337	-4,366
Net interest income	469	405	455	874	850	1,717

[1]	Interest income calculated using the effective interest method amounted to Skr 2,052 million during January-June 2020 (1H19: Skr 2,721 million).

Note 3. Net results of financial transactions

Skr mn	Apr-Jun 2020	Jan-Mar 2020	Apr-Jun 2019	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
Derecognition of financial instruments not measured at fair value through profit or loss	8	2	8	10	8	19
Financial assets or liabilities at fair value through profit or loss	1	-110	27	-109	82	120
Financial instruments under fair-value hedge accounting	-37	45	15	8	65	85
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	4	-4	0	0	0	2
Total net results of financial transactions	-24	-67	50	-91	155	226

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net market value changes are mainly attributable to changes in credit spread on own debt, which are reported in other comprehensive income, and basis spreads, which are reported in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in cases where SEK repurchases its own debt, or where lending is repaid early and the related hedging instruments are terminated prematurely. These effects are presented in the following line items of net results of financial transactions in the table above: “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”. “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting” include realized as well as unrealized changes in fair value.

Note 4. Impairments

Skr mn	Apr-Jun 2020	Jan-Mar 2020	Apr-Jun 2019	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
Expected credit losses, stage 1	-110	-17	-10	-127	-3	-19
Expected credit losses, stage 2	-39	-7	4	-46	8	11
Expected credit losses, stage 3	-2	0	-22	-2	-24	-17
Established losses	-20	–	-25	-20	-25	-25
Reserves applied to cover established credit losses	20	–	40	20	40	40
Recovered credit losses	–	–	–	–	–	–
Net credit losses	-151	-24	-13	-175	-4	-10

17

	June 30, 2020			December 31, 2019
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	211,558	35,628	1,069	248,255	217,594
Off balance sheet exposures, before expected credit losses	42,189	28,159	11	70,359	59,343
Total, before expected credit losses	253,747	63,787	1,080	318,614	276,937

Loss allowance, loans	-180	-55	-46	-281	-124
Loss allowance, off balance sheet exposures[1]	0	–	–	0	-4
Total loss allowance	-180	-55	-46	-281	-128
Provision ratio	0.07%	0.09%	4.26%	0.09%	0.05%

[1]	Recognized under provision in Consolidated Statement of Financial Position. Off balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	June 30, 2020			December 31, 2019
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance	-54	-10	-64	-128	-139
Increases due to origination and acquisition	-67	-1	0	-68	-23
Net remeasurement of loss allowance	-65	-45	-2	-112	10
Transfer to stage 1	0	0	–	0	0
Transfer to stage 2	0	0	–	0	0
Transfer to stage 3	–	–	–	–	-22
Decreases due to derecognition	6	0	0	6	10
Decrease in allowance account due to write-offs	–	–	20	20	40
Exchange-rate differences[1]	0	1	0	1	-4
Closing balance	-180	-55	-46	-281	-128

[1]	Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: (i) a base scenario, (ii) a downturn scenario and (iii) an upturn scenario. The base scenario consists of GDP forecasts from the World Bank. The World Bank revised its figures for global growth in June 2020. The new estimate from the World Bank is a downward revision of the growth figures compared to its most recent projections. The base scenario has been weighted at 70 to 80 percent, and the downturn and upturn scenarios weighted equally at 10 to 15 percent. In the second quarter, SEK made an overall adjustment to reduce expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of June 30, 2020. SEK’s IFRS 9 model is based on GDP projections estimating the impact on the probability of default. SEK’s management believes that the current, very negative GDP projections may overstate the probability of default of the asset portfolio, as they do not fully take into account the support measures implemented by the government to help companies in crisis. SEK has accordingly made an overall adjustment. SEK has conducted an extensive assessment of material increases in credit risk due to the COVID-19 pandemic. SEK’s assessment is that the company’s method is still applicable for assessing whether a material increase in credit risk has occurred. SEK has noted an increase in credits moving from stage 1 to stage 2, which was mainly attributable to an increase in forbearance agreements due to the COVID-19 pandemic. The movements from stage 1 to stage 2 have not had any material impact on expected credit losses. During the quarter, SEK noted no material movements between stage 1 and stage 2.

18

Note 5. Financial assets and liabilities at fair value

	June 30, 2020
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	3,911	3,911	–
Treasuries/governments bonds	18,953	18,953	–
Other interest-bearing securities except loans	33,268	33,268	–
Loans in the form of interest-bearing securities	55,688	56,556	868
Loans to credit institutions	30,685	30,836	151
Loans to the public	182,126	189,745	7,619
Derivatives	7,622	7,622	–
Total financial assets	332,253	340,891	8,638

Borrowing from credit institutions	3,205	3,205	–
Borrowing from the public	10,000	10,000	–
Debt securities issued	291,288	291,450	162
Derivatives	24,619	24,619	–
Total financial liabilities	329,112	329,274	162

	December 31, 2019
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	1,362	1,362	–
Treasuries/governments bonds	8,344	8,344	–
Other interest-bearing securities except loans	53,906	53,906	–
Loans in the form of interest-bearing securities	43,627	45,054	1,427
Loans to credit institutions	27,010	27,133	123
Loans to the public	163,848	169,612	5,764
Derivatives	6,968	6,968	–
Total financial assets	305,065	312,379	7,314

Borrowing from credit institutions	3,678	3,678	–
Debt securities issued	269,339	271,549	2,210
Derivatives	20,056	20,056	–
Total financial liabilities	293,073	295,283	2,210

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F, see Note 1(h)(viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments. The current market situation in the light of the COVID-19 outbreak has not resulted in any changes in methodology for determination of fair value.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	12,489	6,464	–	18,953
Other interest-bearing securities except loans	19,298	13,970	–	33,268
Derivatives	–	6,490	1,132	7,622
Total, June 30, 2020	31,787	26,924	1,132	59,843

Total, December 31, 2019	34,450	32,283	2,485	69,218

19

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	–	7,014	46,723	53,737
Derivatives	–	20,975	3,644	24,619
Total, June 30, 2020	–	27,989	50,367	78,356

Total, December 31, 2019	–	30,546	46,215	76,761

A transfer from level 1 to level 2 of Skr 25, 031 million was made during the period January - March 2020. As the market for these instruments again is deemed to be active, they all were transferred back to level 1 during the period April - June 2020 (year-end 2019: transfer from level 2 to level 1 of Skr 21,461 million). Due to an increased element of subjective assessment of the input in the valuation, a transfer of Skr -10,649 million for debt securities issued was made from level 2 to level 3. A transfer from level 3 to level 2 of Skr 6,483 million for debt securities issued and a transfer from level 3 to level 2 of net Skr -1,265 million for derivatives was made since these instruments are not significantly affected by non-observable market data. The transfers to and from level 3 both include debt securities issued of Skr 6,391 million that were transferred from level 2 to level 3 during the period January - March 2020 and then back to level 2 during the period April - June 2020 when valuation of these instruments again could be performed using standard principles (year-end 2019: transfer from level 3 to level 2 of Skr 1,040 million for debt securities issued and transfer from level 3 to level 2 of net Skr -30 million for derivatives).

Financial assets and liabilities at fair value in Level 3, June 30, 2020

Skr mn	January 1, 2020	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehen- sive income	Exchange- rate differences	June 30, 2020
Debt securities issued	-43,752	-5,631	8,329	-10,649	6,483	-319	-95	-1,089	-46,723
Derivatives, net	22	-2	-212	–	-1,265	-2,502	–	1,447	-2,512
Net assets and liabilities	-43,730	-5,633	8,117	-10,649	5,218	-2,821	-95	358	-49,235

Financial assets and liabilities at fair value in Level 3, December 31, 2019

Skr mn	January 1, 2019	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehen- sive income	Exchange- rate differences	December 31, 2019
Debt securities issued	-47,898	-10,702	21,314	–	1,040	-3,408	-43	-4,055	-43,752
Derivatives, net	-4,587	-5	-299	1	-31	3,181	–	1,762	22
Net assets and liabilities	-52,485	-10,707	21,015	1	1,009	-227	-43	-2,293	-43,730

[1]	Gains and losses through profit or loss, including the impact of exchange-rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange-rates, held as of June 30, 2020 amounted to a Skr 27 million gain (year-end 2019: Skr 69 million loss) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework.

For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

20

Sensitivity analysis – level 3 assets and liabilities

	June 30, 2020
Assets and liabilities		Unobservable	Range of estimates for unobservable		Sensitivity	Sensitivity
Skr mn	Fair Value[1]	input	input[2]	Valuation method	max	min
Equity	-1,706	Correlation	0.12 - (0.12)	Option Model	-19	19
Interest rate	8	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-634	Correlation	0.12 - (0.12)	Option Model	-69	69
Other	-180	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-2,512				-88	88

Equity	-15,764	Correlation	0.12 - (0.12)	Option Model	17	-17
		Credit spreads	10BP - (10BP)	Discounted cash flow	19	-19
Interest rate	-14,390	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	78	-78
FX	-16,471	Correlation	0.12 - (0.12)	Option Model	70	-70
		Credit spreads	10BP - (10BP)	Discounted cash flow	78	-78
Other	-98	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-46,723				263	-263
Total effect on total comprehensive income[3]					175	-175

Derivatives, net, December 31, 2019	22				-44	46
Debt securities issued, December 31, 2019	-43,752				219	-218
Total effect on total comprehensive income, December 31, 2019[3]					175	-172

[1]	In the interim report 2020-06-30, SEK has improved its methods to categorize derivatives and issued debt securities.

[2]	The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/- 10 basis points, respectively.

[3]	Of the total impact on total comprehensive income, the sensitivity effect of SEK’s own credit spread was Skr 176 million (year-end 2019: Skr 174 million) under a maximum scenario and Skr -176 million (year-end 2019: Skr -173 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period's change in fair value originating from credit risk (+ income/ - loss)
Skr mn	June 30, 2020	December 31, 2019	Jan–Jun 2020	Jan–Jun 2019
CVA/DVA, net[1]	-24	-12	-12	17
OCA[2]	-77	-126	49	54

[1]	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

[2]	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

21

Note 6. Derivatives

Derivatives by categories

	June 30, 2020			December 31, 2019
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	4,449	12,704	340,491	3,998	12,367	304,242
Currency-related contracts	3,037	7,828	173,520	2,734	6,933	182,668
Equity-related contracts	53	1,755	16,001	236	584	16,387
Contracts related to commodities, credit risk, etc.	83	2,332	1,944	0	172	1,997
Total derivatives	7,622	24,619	531,956	6,968	20,056	505,294

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-

related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative fee, which is calculated based on the principal amount outstanding.

All assets and liabilities related to the CIRR-system are included in the consolidated statement of financial position since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized on a net basis under Other assets.

The CIRR-system is an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest income, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s statement of comprehensive income.

The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s statement of comprehensive income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s statement of comprehensive income under net interest income. Net credit losses are shown in the statement of comprehensive income for SEK as SEK bears the credit risk for the lending. Refer also to Note 1 (f) to the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F.

The administrative fee paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses. Refer to the following tables.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of June 30, 2020, concessionary loans outstanding amounted to Skr 491 million (year-end 2019: Skr 547 million) and operating profit for the program amounted to Skr -15 million for the period January-June 2020 (1H19: Skr -19 million). The administrative compensation to SEK amounted to Skr -1 million (1H19: Skr -1 million).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Apr-Jun 2020	Jan-Mar 2020	Apr-Jun 2019	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
Interest income	582	539	520	1,121	1,018	2,074
Interest expenses	-529	-512	-479	-1,041	-936	-1,912
Net interest income	53	27	41	80	82	162

Interest compensation	11	3	1	14	1	1
Exchange-rate differences	-1	3	1	2	5	5
Profit before compensation to SEK	63	33	43	96	88	168

Administrative remuneration to SEK	-52	-50	-48	-102	-94	-192
Operating profit CIRR-system	11	-17	-5	-6	-6	-24

Reimbursement to (–) / from (+) the State	-11	17	5	6	6	24

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Statement of Financial Position for the CIRR-system (included in SEK’s statement of financial position)

Skr mn	June 30, 2020	December 31, 2019
Cash and cash equivalents	4	0
Loans	79,428	76,120
Derivatives	-	26
Other assets	14,446	9,307
Prepaid expenses and accrued revenues	560	569
Total assets	94,438	86,022

Liabilities	79,601	76,257
Derivatives	14,186	9,117
Accrued expenses and prepaid revenues	651	648
Total liabilities	94,438	86,022

Commitments
Committed undisbursed loans	49,407	47,868
Binding offers	6,287	37

Note 8. Pledged assets and contingent liabilities

Skr mn	June 30, 2020	December 31, 2019
Collateral provided
Cash collateral under the security agreements for derivative contracts	20,524	16,891
Contingent liabilities[1]
Guarantee commitments	3,956	4,393
Commitments[1]
Committed undisbursed loans	60,116	52,150
Binding offers	6,287	2,800

1       For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

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Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F and see SEK’s 2019 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	June 30, 2020	December 31, 2019
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	20.4	20.6
Tier 1 capital ratio	20.4	20.6
Total capital ratio	20.4	20.6

[1]	Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds - adjusting items and Minimum capital requirements exclusive of buffer.

	June 30, 2020		December 31, 2019
Buffers requirement	Skr mn	percent[1]	Skr mn	percent[1]
Institution specific Common Equity Tier 1 capital requirement incl. of buffers	6,545	7.0	7,890	8.9
of which minimum Common Equity Tier 1 requirements2	4,184	4.5	3,990	4.5
of which Capital conservation buffer	2,324	2.5	2,216	2.5
of which Countercyclical buffer	37	0.0	1,684	1.9
of which Systemic risk buffer	—	—	—	—
Common Equity Tier 1 capital available as a buffer3	11,529	12.4	11,171	12.6

[1]	Expressed as a percentage of total risk exposure amount.

[2]	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period. The minimum requirements are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

[3]	Common Equity Tier 1 capital ratio as reported less the minimum requirement of 4.5 percent and less 3.5 percent, consisting of Common Equity Tier 1 capital used to meet the Tier 1 and Tier 2 requirements, since SEK do not have any Additional Tier 1 or Tier 2 capital.

	June 30, 2020		December 31, 2019
Total capital requirement including buffers	Skr mn	percent[1]	Skr mn	percent[1]
Total CRR capital requirement[2]	9,799	10.5	10,993	12.4
Total FSA capital requirement (calculated as of March 31, 2020)[3]	13,760	14.7	15,606	16.4

1	Expressed as a percentage of total risk exposure amount.

2	The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer. Expressed as a percentage of total risk exposure amount.

3	The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer and an additional capital requirement according to the Swedish FSA. See the additional capital requirement in the table below. Current figures are calculated with one quarter lag.

	Capital situation per June 30, 2020, calculation based on reported values as of March 31, 2019		Capital situation per December 31, 2019, calculation based on reported values as of September 30, 2019
Additional Capital requirement according to Swedish FSA	Skr mn	percent[1]	Skr mn	percent[1]
Credit-related concentration risk	2,089	2.2	2,089	2.2
Interest rate risk in the banking book	844	0.9	844	0.9
Pension risk	11	0.0	11	0.0
Other Pillar 2 capital requirements	936	1.0	936	1.0
Capital planning buffer	—	—	—	—
Total Additional Capital requirement according to Swedish FSA	3,880	4.1	3,880	4.1

[1]	Expressed as a percentage of total risk exposure amount.

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Own funds – Adjusting items

Skr mn	June 30, 2020	December 31, 2019
Share capital	3,990	3,990
Retained earnings	14,882	12,829
Accumulated other comprehensive income and other reserves[1]	265	245
Independently reviewed profit net of any foreseeable charge or dividend	197	1,766
Common Equity Tier 1 (CET1) capital before regulatory adjustments	19,334	18,830
Additional value adjustments due to prudent valuation	-353	-445
Intangible assets	-73	-56
Fair value reserves related to gains or losses on cash flow hedges	0	0
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	52	93
Negative amounts resulting from the calculation of expected loss amounts	-1	-115
Total regulatory adjustments to Common Equity Tier 1 capital	-375	-523
Total Common Equity Tier 1 capital	18,959	18,307
Additional Tier 1 capital	-	-
Total Tier 1 capital	18,959	18,307
Tier 2-eligible subordinated debt	—	—
Credit risk adjustments[2]	—	—
Total Tier 2 capital	—	—
Total Own funds	18,959	18,307

[1]	The equity-portions of untaxed reserves is included in the line “Accumulated other comprehensive income and other reserves”.
[2]	Expected loss amount calculated according to the IRB approach is a gross deduction from Own funds. The gross deduction is decreased by impairment related to exposure ratios for which expected loss is calculated. Excess amounts of such impairment will increase Own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB approach related to exposures to central governments, corporates and financial institutions. As of June 30, 2020, the limitation rule has had no effect (year-end 2019: no effect).

Minimum capital requirements exclusive of buffer

	June 30, 2020			December 31, 2019
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates[2]	2,272	2,272	182	2,367	2,367	189
Total credit risk standardized method	2,272	2,272	182	2,367	2,367	189

Credit risk IRB method
Central Governments	201,835	10,008	801	172,148	8,816	705
Financial institutions[3]	34,708	8,100	648	45,437	10,802	864
Corporates [4]	123,129	66,164	5,293	110,592	60,068	4,806
Assets without counterparty	163	163	13	152	152	12
Total credit risk IRB method	359,835	84,435	6,755	328,329	79,838	6,387

Credit valuation adjustment risk	n.a.	2,239	179	n.a.	2,534	203
Foreign exchange risk	n.a.	806	64	n.a.	695	56
Commodities risk	n.a.	7	1	n.a.	9	1
Operational risk	n.a.	3,214	257	n.a.	3,214	257
Total	362,107	92,973	7,438	330,696	88,657	7,093

[1]	Exposure at default (EAD) shows the size of the outstanding exposure at default.
[2]	For the small and medium-sized enterprises category, with an annual turnover not exceeding EUR 50 million, the standardized method for calculating the capital requirement is applied from Q1 2019.
[3]	Of which counterparty risk in derivatives: EAD Skr 5,315 million (year-end 2019: Skr 5,613 million), Risk exposure amount of Skr 1,788 million (year-end 2019: Skr 1,980 million) and Capital requirement of Skr 143 million (year-end 2019: Skr 158 million).
[4]	Of which related to specialized lending: EAD Skr 3,987 million (year-end 2019: 3,646 million), Risk exposure amount of Skr 2,643 million (year-end 2019: Skr 2,352 million and capital requirement of Skr 211 million (year-end 2019: Skr 188 million).

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Credit risk

For risk classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish FSA has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was lowered from 2.5 percent to 0 percent as of March 16, 2020. The reduction is made for preventive purposes, in order to counteract credit tightening due to the recent development and spread of COVID-19 and its effects on the economy. As of June 30, 2020, the capital requirement related to relevant exposures in Sweden was 72 percent (year-end 2019: 70 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The countercyclical capital buffer as of June 30, 2020 for Sweden has been dissolved due to the reduction of the countercyclical buffer value to 0 percent. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of June 30, 2020, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.04 percentage points (year-end 2019: 0.1 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, therefore do not apply to SEK.

Leverage Ratio

Skr mn	June 30, 2020	December 31, 2019
Exposure measure for the leverage ratio
On-balance sheet exposures	311,069	288,146
Off-balance sheet exposures	42,862	35,856
Total exposure measure	353,931	324,002
Leverage ratio	5.4%	5.7%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio. The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.

Internally assessed economic capital

Skr mn	June 30, 2020	December 31, 2019
Credit risk	9,349	7,337
Operational risk	183	183
Market risk	1,142	1,109
Other risks	179	203
Capital planning buffer	2,831	992
Total	13,684	9,824

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see Note 30 to the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F.

26

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
Skr bn	June 30, 2020		December 31, 2019		June 30, 2020		December 31, 2019		June 30, 2020		December 31, 2019
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	136.8	44.8	110.4	39.1	62.7	82.8	50.9	78.3	199.5	52.3	161.3	46.4
Regional governments	12.8	4.2	16.5	5.8	—	—	—	—	12.8	3.3	16.5	4.7
Multilateral development banks	2.7	0.9	3.1	1.1	—	—	—	—	2.7	0.7	3.1	0.9
Public Sector Entity	2.5	0.8	4.0	1.4	—	—	—	—	2.5	0.7	4.0	1.2
Financial institutions	28.5	9.3	38.9	13.8	6.5	8.6	6.8	10.5	35.0	9.2	45.7	13.2
Corporates	122.4	40.0	109.6	38.8	6.5	8.6	7.3	11.2	128.9	33.8	116.9	33.6
Total	305.7	100.0	282.5	100.0	75.7	100.0	65.0	100.0	381.4	100.0	347.5	100.0

Net exposure by region and exposure class, as of June 30, 2020

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.6	1.3	0.8	—	—	174.3	19.4	3.1	199.5
Regional governments	—	—	—	—	—	—	12.7	0.1	—	12.8
Multilateral development banks	—	—	—	—	—	—	—	2.7	—	2.7
Public Sector Entity	—	—	—	—	—	—	—	2.5	—	2.5
Financial institutions	—	1.4	0.3	2.7	0.9	—	14.3	15.1	0.3	35.0
Corporates	3.1	1.2	2.6	4.9	—	3.3	90.5	23.0	0.3	128.9
Total	3.1	3.2	4.2	8.4	0.9	3.3	291.8	62.8	3.7	381.4

Net exposure by region and exposure class, as of December 31, 2019

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	0.6	2.8	2.8	—	—	138.1	13.9	3.1	161.3
Regional governments	—	—	—	—	—	—	16.3	0.2	—	16.5
Multilateral development banks	—	—	—	—	—	—	—	3.1	—	3.1
Public Sector Entity	—	—	—	—	—	—	—	4.0	—	4.0
Financial institutions	—	2.7	0.9	6.6	0.9	—	16.7	17.7	0.2	45.7
Corporates	4.5	1.7	3.8	4.0	—	2.8	80.1	19.9	0.1	116.9
Total	4.5	5.0	7.5	13.4	0.9	2.8	251.2	58.8	3.4	347.5

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Net exposure to European countries, excluding Sweden

Skr bn	June 30, 2020	December 31, 2019
Germany	8.2	9.1
France	8.2	8.0
Finland	7.3	6.8
United Kingdom	7.2	8.0
Norway	6.1	7.3
Denmark	5.4	3.3
Luxembourg	4.5	4.4
Austria	4.2	1.7
The Netherlands	3.2	3.9
Poland	3.1	3.1
Belgium	2.8	2.4
Switzerland	2.7	0.7
Spain	2.0	2.1
Portugal	0.5	0.6
Ireland	0.3	0.3
Latvia	0.2	0.2
Serbia	0.2	-
Iceland	0.1	0.1
Italy	0.1	0.1
Estonia	0.1	0.1
Russia	0.0	-
Total	66.4	62.2

Note 11. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2019 Annual Report on Form 20-F. During the first half of the year 2020, SEK utilized the credit facility it has with the Swedish National Debt Office and borrowed Skr 10 billion. No other material changes have taken place in relation to transactions with related parties compared to that description.

Note 12. Events after the reporting period

No events with a significant impact on the information contained in this report have occurred after the end of the reporting period.

28

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Consolidated Group’s operations and its financial position and result, and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, July 16, 2020

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Anna Brandt
Chairman of the Board	Director of the Board	Director of the Board

Reinhold Geijer	Hanna Lagercrantz	Hans Larsson
Director of the Board	Director of the Board	Director of the Board

Eva Nilsagård	Ulla Nilsson
Director of the Board	Director of the Board

Catrin Fransson
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

October 22, 2020	Interim Report for the period January 1, 2020 - September 30, 2020
February 2, 2021	Year-end report for the period January 1, 2020 - December 31, 2020

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on July 16, 2020, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2019 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

29

Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated liabilities. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

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About SEK

About AB Svensk Exportkredit (SEK)

SEK is owned by the Swedish state, and since 1962 they have enabled growth for thousands of Swedish companies. To expand its production, make acquisitions, employ more people and selling goods and services to customers worldwide.

SEK’s mission

Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR system.

SEK’s vision	Our vision is to strengthen the competitiveness of the Swedish export industry to create employment and sustainable growth in Sweden.
SEK’s core values	We are governed by our core values: Solution orientation, Collaboration and Professionalism.
SEK’s clients	We finances exporters, their subcontractors and foreign clients. The target group is companies with an annual sales exceeding Skr 200 million and that are linked to Swedish interests and exports.
SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work together with numerous Swedish and international banks.

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